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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   SEC FILE NUMBER
                                   0-14203
                                   CUSIP NUMBER
                                   589774405
(Check One):
_ Form 10-K and Form 10-KSB
_ Form 20-F
_ Form 11-K
x Form 10-Q and Form 10-QSB
Form N-SAR
          For Period Ended:  August 31, 1997

_ Transition Report on Form 10-K
_ Transition Report on Form 20-F
_ Transition Report on Form 11-K
_ Transition Report on Form 10-Q
_ Transition Report on Form N-SAR
          For the Transition Period Ended:

          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
          Full Name of Registrant
          Meridian National Corporation

          Former Name if Applicable

          Address of Principal Executive Office (Street and Number) City, State and Zip Code

          805 Chicago Street
          Toledo, Ohio 43611

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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x (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

          Form 10-Q for the quarter ended August 31, 1997 will not be filed within the prescribed time period as a result of the heavy workload experienced by the Registrant's accounting and reporting department.
          A backlog of work related to the recently filed registration statement for one of the Registrant's subsidiaries, along with the normal recurring quarter-end closing schedule has caused a delay in the completion of the Quarterly Report on Form 10-Q.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification
               James L. Rosino
               Vice President - Finance
               (419) 729-3918

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                              x Yes     No
                             ---     ---

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              x Yes     No
                             ---     ---

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Net loss for the second quarter ended August 31, 1997 was $475,000, or $.15 per share, compared to income from continuing operations before extraordinary gain of $4,000, or a loss of $.01 per share, for the second quarter of the previous fiscal year. Net sales for the second quarter amounted to $16.1 million compared to $16.8 million for the second quarter of the prior fiscal year, a decrease of 4%.

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          Meridian National Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Meridian National Corporation

                                   By: /s/ James L. Rosino
                                      --------------------------------
                                       James L. Rosino
                                       Vice President - Finance


                                   Date:  October 15, 1997